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Exhibit (a)(1)(D)

    This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the eSoft Stock Option Exchange Program. This email does not serve as a formal acceptance by eSoft of the options designated on your Election Form for exchange. However, delivery of your Election Form does serve as a confirmation to eSoft that you agree to cancel any options granted to you on or after June 6, 2001, regardless of the price and regardless of whether you have included this grant information in the Election Form. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

    You may contact Cheryl Muench at cmuench@esoft.com or at (303) 444-1600 x3333 to request a copy of your stock option account. The exchanged Eligible Option Grants will be reflected on your stock option account as cancelled, and represent your right to receive Replacement Options in accordance with the terms of the Offer to Exchange.

    Please note that you will not have the right to exercise all or any part of the cancelled options after the date of your Election Form.

    Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 12:00 midnight, U.S. Mountain Standard Time, on January 4, 2002, the Expiration Date of the Offer to Exchange.

    Please do not respond to this email. You may email questions about the Offer to Exchange to cmuench@esoft.com or call Cheryl Muench at (303) 444-1600 x3333.

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  Exhibit (a)(1)(D)